

Mail Stop 3561

August 4, 2009

Mr. Tim Daniels
President
Dittybase Technologies Inc.
Suite 102, 31 Bastion Square
Victoria, BC Canada V8W 1J1

      Re: **Dittybase Technologies Inc.**
             Item 4.01 Form 8-K
             Filed June 26, 2008
             File No. 000-51082

Dear Mr. Daniels:

      We have completed our review of your Form 8-K and have no further comments at this time.

                        Sincerely,

                        Ta Tanisha Meadows
                        Staff Accountant